

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 2, 2016

Ken McBride
Chairman and Chief Executive Officer
Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, California 90245

  Re: Stamps.com Inc.
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed March 16, 2015
    File No. 0-26427

Dear Mr. McBride:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief
        Office of Consumer Products